APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Convivio Café to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Convivio Café's management or vote on and/or influence any managerial decisions regarding Convivio Café. Furthermore, if the founders or other key personnel of Convivio Café were to leave Convivio Café or become unable to work, Convivio Café (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Convivio Café and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Convivio Café is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT CONVIVIO CAFÉ

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Convivio Café's financial performance or ability to continue to operate. In the event Convivio Café ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Convivio Café nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

UNINSURED LOSSES

Although Convivio Café will carry some insurance, Convivio Café may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Convivio Café could incur an uninsured loss that could damage its business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Convivio Café's management will coincide: you both want Convivio Café to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Convivio Café to act conservative to make sure they are best equipped to repay the Note obligations, while Convivio Café might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Convivio Café needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Convivio Café or management), which is responsible for monitoring Convivio Café's compliance with the law. Convivio Café will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Convivio Café is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Convivio Café fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Convivio Café, and the revenue of Convivio Café can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Convivio Café to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

LIMITED OPERATING HISTORY

Convivio Café is a newly established entity and has no history for prospective investors to consider.